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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                               (Amendment No. 10)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)


Ordinary Shares of euro 0.55 par value each                        87927W10
      (Title of class of securities)                            (CUSIP number)


                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 13, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


NY2:\1125993\02\_4TL02!.DOC\67793.0060
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-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,891,656,682
      BENEFICIALLY                                                                                         (See Item 5)
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
      PERSON WITH                                                                                          (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):  [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES             -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                    See Item 5
      BENEFICIALLY
        OWNED BY            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0
          EACH
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5
      PERSON WITH
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

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
           This Amendment No. 10 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

ITEM 4.  PURPOSE OF TRANSACTION

           On February 14, 2002, Telecom Italia issued a press release outlining its industrial and financial plan. A copy of the press release is filed as
Exhibit 34.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           On February 8, 2002, Pirelli Finance (Luxembourg) S.A. ("PFL"), a wholly-owned subsidiary of Pirelli, entered into an equity swap transaction with JPMorgan Chase Bank ("JPMorgan"), pursuant to which JPMorgan agreed to pay to PFL an amount equal to any increase, and PFL agreed to pay to JPMorgan an amount equal to any decrease, above or below a reference price of euro 1.4213 per security in the average official market price of 100,000,000 Olivetti Shares (any or all of which may, at PFL's election, be replaced with Olivetti Convertible Bonds on a one-for-one basis) (the "JPMorgan Swap Securities") over the period of 10 trading days commencing on December 1, 2006. PFL has the right to terminate the swap transaction at any time prior to the third business day preceding December 1, 2006. If PFL does so, it may elect to settle the swap transaction by physical delivery, in which case PFL has the right to receive the JPMorgan Swap Securities upon payment to JPMorgan of an amount equal to the sum of euro 142,130,000 and a termination fee calculated by reference to a formula. During the term of the transaction, PFL is required to pay an annual fee to JPMorgan, and JPMorgan is required to pay to PFL (i) the gross amount of all dividends paid on any Olivetti Shares comprising the JPMorgan Swap Securities and (ii) all interest payments (net of any applicable withholding taxes) received on any Olivetti Convertible Bonds comprising the JPMorgan Swap Securities. A copy of a letter agreement setting forth the principal terms of the transaction is filed as Exhibit 35.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SECOND AMENDMENT TO SHAREHOLDERS AGREEMENT

           On February 13, 2002, Pirelli, Edizione Holding and Edizione Finance International S.A. ("Edizione Finance") entered into an amendment to the Shareholders Agreement (the "Shareholders Agreement Amendment No. 2"), a copy of which is filed as Exhibit 36. The Shareholders Agreement Amendment No. 2 imposes a general prohibition against acquisitions by the parties of Olivetti Shares (or other securities that are exercisable for, or convertible into, Olivetti Shares), but permits the parties to acquire Olivetti Convertible Bonds, subject to certain restrictions (including restrictions on the conversion of such securities into Olivetti Shares). The Shareholders Agreement Amendment No. 2 also provides that the Purchaser is prohibited from acquiring Olivetti Shares (including through the conversion of Olivetti Convertible Bonds or the exercise of Olivetti Warrants) if doing so would cause the Purchaser's proportional shareholding of Olivetti to exceed the 30% threshold that, under Italian law, would require the Purchaser to make a public offer for Olivetti Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            34. Press release, dated as of February 14, 2002, issued by Telecom Italia.

            35. Letter Agreement, dated as of February 8, 2002, between PFL and JPMorgan.

            36. Shareholders Agreement Amendment No. 2, dated as of February 13, 2002, by and among Pirelli, Edizione Holding and Edizione Finance. [English translation]










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                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 21, 2002

                                       PIRELLI S.p.A.

                                       By: /s/ Anna Chiara Svelto
                                           ------------------------------------
                                           Name: Anna Chiara Svelto
                                           Title: Attorney-in-fact



                                       OLIMPIA S.p.A.

                                       By: /s/ Luciano Gobbi
                                           ------------------------------------
                                           Name: Luciano Gobbi
                                           Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX

      34.   Press release, dated February 14, 2002, issued by Telecom Italia.

      35. Letter Agreement, dated as of February 8, 2002, between PFL and JPMorgan.

      36. Shareholders Agreement Amendment No. 2, dated as of February 13, 2002, by and among Pirelli, Edizione Holding and Edizione Finance. [English translation]
















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